AMERICA FIRST COMPANIES 1004 FARNAM STREET OMAHA, NEBRASKA 68102 TELEPHONE (402) 444-1630

July 1, 2005

Michael Moran
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

America First Tax Exempt Investors, L.P.
Form 10-K for the Year Ended December 31, 2004 and Form 10-Q for the Quarterly Period Ended March 31, 2005
File No. 000-24843

Dear Mr. Moran:

This letter is in response to the comment letter, dated June 22, 2005, addressed to Mr. Michael Draper, Chief Financial Officer of America First Tax Exempt Investors, L.P. (the 'Partnership') with respect to the above-referenced Form 10-K and 10-Q.

We respectfully submit the following response to the comment contained in the staff's letter. For your convenience, we have reproduced the text of the comment and follow with our response.

1. We note Deloitte & Touche LLP did not audit the financial statements of two consolidated variable interest entities and the firm has relied upon the report of another auditor as it relates to the amounts included for these entities. Please advise or revise to include the report of the other auditor as required by Rule 2-05 of Regulation S-X.

Response:

The Partnership will amend its Annual Report on Form 10-K for the year ended December 31, 2004 to include the report of the other auditor ('Katz, Sapper & Miller') as required by Rule 2-05 of Regulation S-X. The Partnership would like to point out to the staff that Katz, Sapper & Miller is not a registered audit firm with the PCAOB. The Partnership believes Katz, Sapper & Miller is not required to be registered with the PCAOB in accordance with Rule 2100 of the PCAOB. Katz, Sapper & Miller did not provide material services (20% of total engagement hours or fees) nor did they perform the majority of the services of a private equity method investee which comprises 20% or more of the total assets or revenues of the issuer. We believe this view is consistent with the staff's interpretation of the AICPA SEC Regulations Committee Meeting held on April 8, 2004.

The Partnership acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Partnership also recognizes that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Partnership may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to each of the staff's comments and questions. Please feel free to contact me if you need anything further in connection with this matter.

Sincerely

/s/ Michael J. Draper

Michael J. Draper
Chief Financial Officer
America First Companies, LLC, acting in its capacity as general partner of the General Partner of America First Tax Exempt Investors, L.P.
cc: Donna DiSilvio